NEWS RELEASE

SHAW PROVIDES NOTICE OF CONVERSION PRIVILEGE
AND DIVIDEND RATE NOTICE FOR CUMULATIVE REDEEMABLE
RATE RESET CLASS 2 PREFERRED SHARES, SERIES A

Calgary, Alberta (May 31, 2016) – Shaw Communications Inc. (“Shaw”) announced today that it has given the registered shareholder of its Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) notices of the conversion right and dividend rates.

Beginning on May 31, 2016 and ending on June 15, 2016 holders of the Series A Shares will have the right to elect to convert any or all of their Series A Shares into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”).

If Shaw does not receive an Election Notice from a holder of Series A Shares during the time fixed therefor, then the Series A Shares shall be deemed not to have been converted (except in the case of an Automatic Conversion). Holders of the Series A Shares and the Series B Shares will have the opportunity to convert their shares again on June 30, 2021, and every five years thereafter as long as the shares remain outstanding.

Effective June 30, 2016, the Annual Fixed Dividend Rate for the Series A Shares was set for the next five year period at 2.791%. Effective June 30, 2016, the Floating Quarterly Dividend for the Series B Shares was set for the first Quarterly Floating Rate Period (being the period from and including June 30, 2016 to but excluding September 30, 2016) at 2.539%. The Floating Quarterly Dividend Rate will be reset every quarter.

The Series A Shares are issued in “book entry only” form and, as such, the sole registered holder of the Series A Shares is the Canadian Depository for Securities Limited (“CDS”). All rights of beneficial holders of Series A Shares must be exercised through CDS or the CDS participant through which the Series A Shares are held. The deadline for the registered shareholder to provide notice of exercise of the right to convert Series A Shares into Series B Shares is 3:00 p.m. (MT) / 5:00 p.m. (ET) on June 15, 2016. Any notices received after this deadline will not be valid. As such, holders of Series A Shares who wish to exercise their right to convert their shares should contact their broker or other intermediary for more information and it is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps.

After June 15, 2016, (i) if Shaw determines that there would remain outstanding on June 30, 2016, fewer than 1,000,000 Series A Shares, all remaining Series A Shares will be automatically converted into Series B Shares on a one-for one basis effective June 30, 2016; or (ii) if Shaw determines that there would remain outstanding after June 30, 2016, fewer than 1,000,000 Series B Shares, no Series A Shares will be permitted to be converted into Series B Shares effective June 30, 2016. There are currently 12,000,000 Series A Shares outstanding.

The Toronto Stock Exchange (TSX) has conditionally approved the listing of the Series B Shares effective on conversion. Listing of the Series B Shares is subject to the Shaw fulfilling all the listing requirements of the TSX and on approval, the Series B Shares will be listed on the TSX under the trading symbol SJR.PR.B. The Series A Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.A.

For more information on the terms of, and risks associated with an investment in, the Series A Shares and the Series B Shares, see Shaw’s prospectus supplement dated May 20, 2011 which is available on sedar.com.

About Shaw Communications Inc.
Shaw is a leading pure-play connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca